                                3,400,000 Shares

                           [Yellow Corporation Logo]

                                  Common Stock

                               ------------------


     Our common stock is listed on The Nasdaq National Market under the symbol "YELL." The last reported sale price on April 10, 2002 was $27.13 per share.


     The underwriters have an option to purchase a maximum of 510,000 additional shares to cover over-allotments of shares.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE 11.


                                                                  UNDERWRITING     PROCEEDS TO
                                                    PRICE TO      DISCOUNTS AND      YELLOW
                                                     PUBLIC        COMMISSIONS     CORPORATION
                                                   -----------    -------------    -----------
Per Share......................................      $25.50         $1.339           $24.161
Total..........................................    $86,700,000    $4,552,600       $82,147,400



     Delivery of the shares of common stock will be made on or about April 16, 2002.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers


CREDIT SUISSE FIRST BOSTON                              DEUTSCHE BANK SECURITIES



                 The date of this prospectus is April 10, 2002.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................   11
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   14
USE OF PROCEEDS.......................   15
DIVIDEND POLICY.......................   15
CAPITALIZATION........................   16
BUSINESS..............................   17

                                        PAGE
                                        ----
MANAGEMENT............................   24
DESCRIPTION OF CAPITAL STOCK..........   27
UNDERWRITING..........................   29
NOTICE TO CANADIAN RESIDENTS..........   31
WHERE YOU CAN FIND MORE
  INFORMATION.........................   32
LEGAL MATTERS.........................   32
EXPERTS...............................   33

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus or incorporated by reference into this prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and related notes. Unless the context otherwise requires, references in this prospectus to "Yellow," "we," "us" or "our" or similar terms refer to Yellow Corporation and its consolidated subsidiaries.

                               YELLOW CORPORATION

     Yellow Corporation is a leader in global transportation services. We provide national, regional and international less-than-truckload, or LTL, truckload and non-asset-based transportation services through our three principal operating units and captive technology company. Our primary focus is the movement of goods and materials for business customers. In addition, we have broadened our focus to include transportation management and logistics consulting services.

     Our Yellow Transportation, Inc. operating unit is among the nation's largest transportation companies providing primarily LTL national, regional and international transportation services for industrial, commercial, retail and government markets. Yellow Transportation serves over 700,000 customer locations from 366 strategically located facilities throughout North America, including within Puerto Rico and Hawaii. The Yellow Transportation mission is to be the leading provider of guaranteed, time-definite, defect-free, hassle-free transportation services for business customers worldwide. Yellow Transportation provides a portfolio of transportation services that addresses the varied time-definite, expedited, specialized and geographic needs of its customers. In addition, Yellow Transportation uses advanced technology to enhance the efficiency of its operating systems and provide value-added technology tools to its customers. For example, MyYellow.com(R) provides secure and customized e-commerce resources that enable customers to manage transportation activity over the Internet. All Yellow Transportation services are enhanced by centralized 24-hour per day, 365-day per year customer service centers, which provide full customer support and eliminate the need for contact with local facilities.

     SCS Transportation, Inc. provides regional overnight and second-day LTL and selected truckload transportation services, as well as a variety of other transportation and supply chain solutions to a broad range of industries through two subsidiaries, Saia Motor Freight Line, Inc. and Jevic Transportation, Inc. Saia is a leading regional LTL carrier that serves 21 states in the South, Southwest, Pacific Northwest and West through 110 facilities. Saia customers can choose from a wide variety of service options including overnight and second-day regional LTL shipping, guaranteed/expedited delivery, selective truckload shipping, consolidation/distribution services and specialized or customized services. Jevic is a specialized LTL ground transportation services provider that also offers selective truckload services throughout the continental United States and Canada. Through its nine facilities, Jevic offers its customers standard and customized regional transportation solutions based on its non-traditional Breakbulk-Free(R) operating model. Jevic develops integrated solutions for customers designed to lower their overall supply chain costs, which can include direct-to-customer deliveries, multi-shipper order consolidation for their inbound supplies, and express and time-definite deliveries.

     Meridian IQ, LLC is a non-asset-based company using web-based technology to provide customers a single source for their logistics planning, global shipment management and execution needs. Meridian IQ provides domestic and international forwarding, multi-modal brokerage services and transportation solutions management. Meridian IQ has the advantage of having direct access to and support from the experience, the resources and the North American asset-based network of Yellow Transportation. Meridian IQ is designed to deliver a wide range of transportation solutions, providing customers improved return-on-investment results through flexible, fast and easy-to-implement transportation services and technology management solutions.

     Yellow Technologies, Inc., a captive corporate resource, is focused on creating a competitive advantage for our operating units by delivering innovative information solutions and technology services. From

MyYellow.com(R) to sophisticated internal systems that support our complex operations, Yellow Technologies provides value-added technology to our customers and us.

                                GROWTH STRATEGY

     We are committed to growth in revenues, profitability and cash flow, all with the objective of maximizing return on invested capital. Our strategy remains the expansion of our transportation services through both internal growth and selected acquisitions that meet our investment criteria. The primary components of our growth strategy are to:

     - broaden our portfolio of asset-based transportation services;

     - expand our customer base and geographic reach; and

     - increase our focus on non-asset-based services.

                                    INDUSTRY

     In 2001, the trucking industry accounted for 87.3% of total domestic freight revenue, or $610 billion, and 67.4% of domestic freight volume. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability, shipment integrity and speed than other surface transportation options.

     Yellow Transportation and SCS operate primarily in the LTL segment, which accounted for approximately $63 billion of revenue in 2001, or 10.3% of total trucking revenue. According to the American Trucking Association, LTL volume is expected to grow at a 2.7% compound annual growth rate through 2007, increasing to 3.2% annually from 2008 through 2013.

     LTL carriers require expansive networks of pickup and delivery operations around local service centers and, with respect to national carriers, shipments are moved between origin and destination through a series of regional distribution centers. Significant capital is required of LTL transportation service providers to maintain a network of distribution and service centers and revenue equipment. The substantial infrastructure spending needed for LTL carriers makes it difficult for new start-up or small operations to effectively compete with established companies.

     Non-asset-based service providers such as logistics companies arrange for and expedite the movement of goods and materials through the supply chain. Logistics providers typically neither own nor operate the physical assets necessary to move goods and materials, eliminating the significant capital requirements normally experienced by an asset-based transportation company. This model allows the non-asset-based firms to generate substantially better returns and reduce variable costs in economic downturns. According to Cass Information and Armstrong & Associates, the contract logistics market totaled $56.4 billion in gross revenues in 2000.

                              COMPANY INFORMATION

     Yellow Corporation, a Delaware corporation headquartered in Overland Park, Kansas, is a holding company for the operating corporations named Yellow Transportation, Inc., SCS Transportation, Inc. and Meridian IQ, LLC. Our mailing address and principal executive offices are located at 10990 Roe Avenue, P.O. Box 7563, Overland Park, Kansas 66207. Our telephone number is (913) 696-6100 and our web site address is www.yellowcorp.com. Information contained on our web site is not incorporated by reference into this prospectus and you should not consider information contained on our web site as part of this prospectus.

                              RECENT DEVELOPMENTS

     We have received authorization from our board of directors to take the steps necessary to effect the spin-off of SCS to our shareholders. It is our belief that, with the anticipated improvement in the economy, the timing is right to spin-off the regional businesses from our other operations so that both entities can pursue independent growth strategies that will increase shareholder value. The spin-off will be subject to a number of conditions and approvals, including a determination by our board of directors that the spin-off is in the best interest of our shareholders. The spin-off of SCS would be accomplished by distributing to our shareholders all of the stock of SCS. Over the coming months, our management and their advisors intend to undertake the various tasks that are necessary to prepare for the spin-off, including applying for a ruling from the IRS that the spin-off will be tax-free to us and to our shareholders. If we determine that we will be unable to receive such a ruling from the IRS on a timely basis, we could still proceed with the spin-off if we receive an acceptable opinion from our outside accountants with respect to the tax-free treatment of the spin-off. See "Risk Factors."

     On March 22, 2002, we confirmed that we believe our first quarter earnings would meet consensus estimates of 11 cents per share, excluding unusual items.

     Effective January 1, 2002, we adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under the new standard, 100 percent of the goodwill relating to our acquisitions of Jevic is impaired. As a result, we will record a non-cash charge of $75.2 million in the first quarter of 2002.


     On April 9, 2002, we announced that the Audit Committee of our Board of Directors is reconsidering whether to appoint Arthur Andersen LLP as our independent public accountants for 2002.

                                  THE OFFERING

Common stock offered..................     3,400,000 shares

Over-allotment option.................     510,000 additional shares


Common stock to be outstanding after
the offering..........................     28,381,287 shares


Use of proceeds.......................     We intend to use the net proceeds
                                           from this offering to repay
                                           outstanding indebtedness, increasing
                                           capacity to implement our growth
                                           strategies. See "Use of Proceeds."

Nasdaq National Market symbol.........     YELL


     The number of shares to be outstanding after this offering is based on 24,981,287 shares of our common stock outstanding as of March 31, 2002, before giving effect to this offering. This number excludes approximately 463,072 shares of our common stock available for issuance under the Yellow Corporation Amended Directors Stock Option Plan, Yellow Corporation 1999 Stock Option Plan, Yellow Corporation 1997 Stock Option Plan, Yellow Corporation 1996 Stock Option Plan and Yellow Corporation 1992 Stock Option Plan. In addition, 2,127,500 shares of common stock were issuable upon exercise of outstanding stock options as of March 31, 2002, with a weighted average exercise price of $18.55 per share.


                               ------------------

     Unless we indicate otherwise, the information in this prospectus assumes that the underwriters' option to cover over-allotments is not exercised. See "Underwriting."

                               YELLOW CORPORATION

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
              (IN THOUSANDS EXCEPT PER SHARE DATA AND PERCENTAGES)

     The following table shows summary consolidated historical financial data of Yellow Corporation, and should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus or incorporated by reference in this prospectus.

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                          1999(1)         2000        2001(2)
                                                         ----------    ----------    ----------
STATEMENT OF OPERATIONS:
Operating revenue......................................  $3,226,847    $3,588,140    $3,276,651
                                                         ----------    ----------    ----------
Operating expenses:
  Salaries, wages and employees' benefits..............   2,041,590     2,210,505     2,074,458
  Operating expenses and supplies......................     490,446       583,594       535,762
  Operating taxes and licenses.........................     100,602       112,329       107,156
  Claims and insurance.................................      70,227        80,619        77,250
  Depreciation and amortization........................     110,310       126,883       126,143
  Purchased transportation.............................     305,840       333,846       286,436
  Unusual items........................................         326       (12,165)       12,093
                                                         ----------    ----------    ----------
Total operating expenses...............................   3,119,341     3,435,611     3,219,298
                                                         ----------    ----------    ----------
Income from operations.................................     107,506       152,529        57,353
                                                         ----------    ----------    ----------
Nonoperating expenses, net.............................      18,227        30,841        28,828
                                                         ----------    ----------    ----------
Income from continuing operations before income
  taxes................................................      89,279       121,688        28,525
                                                         ----------    ----------    ----------
Income tax provision...................................      38,364        52,386        13,224
                                                         ----------    ----------    ----------
Income from continuing operations......................  $   50,915    $   69,302    $   15,301
                                                         ==========    ==========    ==========
Basic earnings per share:
Income from continuing operations......................  $     2.04    $     2.81    $     0.63
                                                         ==========    ==========    ==========
Diluted earnings per share:
Income from continuing operations......................  $     2.02    $     2.79    $     0.62
                                                         ==========    ==========    ==========
Average common shares -- basic.........................      25,003        24,649        24,376
Average common shares -- diluted.......................      25,168        24,787        24,679

OTHER FINANCIAL DATA:
EBITDA, excluding unusual items(3).....................  $  218,142    $  267,247    $  195,589
Capital expenditures, net(4)...........................     313,692       134,837       121,184
Income from continuing operations before unusual
  items(5).............................................      51,115        61,833        22,726
Diluted earnings per share before unusual items(5).....        2.03          2.49          0.92

                                                                   DECEMBER 31, 2001
                                                              ----------------------------
                                                                              HISTORICAL
                                                              HISTORICAL    AS ADJUSTED(8)
                                                              ----------    --------------
BALANCE SHEET DATA:
Cash and marketable securities..............................  $   20,694      $   20,694
Total assets(6).............................................   1,285,777       1,285,777
Total debt, including off-balance sheet debt(7).............     361,526         280,098
Total shareholders' equity(6)...............................     490,989         572,417


---------------
(1) On July 9, 1999, Yellow Corporation acquired Jevic Transportation, Inc. The results of operations include the results of operations of Jevic from the date of the acquisition.

(2) In September 2001, Yellow Corporation acquired the 35% ownership interest in Meridian IQ, formerly Transportation.com, LLC, that it did not already own. Prior to the acquisition date, we accounted for our 65% ownership interest under the equity method of accounting in accordance with EITF 96-16 due to substantive participating rights of the minority investors. Losses on our investment in Meridian IQ were recorded in nonoperating expenses until the acquisition date. Subsequent to the acquisition date, the results of Meridian IQ are reflected in the consolidated statement of operations.

(3) EBITDA is defined as income from operations plus unusual items, depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(4) Capital expenditures include $164.5 million in 1999 for the acquisition of Jevic and $14.3 million in 2001 for the acquisition of the 35% ownership interest in Meridian IQ that Yellow Corporation did not already own.

(5) Income from continuing operations before unusual items and diluted earnings per share before unusual items are not measurements of financial performance under generally accepted accounting principles and should not be considered as alternatives to income from operations and diluted earnings per share. We have included this data because investors commonly exclude nonrecurring events when evaluating earnings performance.

(6) Includes $75.2 million of Jevic goodwill that was determined to be fully impaired in the first quarter of 2002, when Yellow Corporation adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

(7) Off-balance sheet debt consists of borrowings under an asset-backed securitization facility involving accounts receivable of Yellow Transportation. The amount outstanding at December 31, 2001 was $141.5 million.


(8) As adjusted to give effect to our receipt and application of the estimated net proceeds from our sale of 3,400,000 shares of common stock in this offering at the public offering price of $25.50 per share.

                               YELLOW CORPORATION

    SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA -- EXCLUDING SCS
                              TRANSPORTATION, INC.
              (IN THOUSANDS EXCEPT PER SHARE DATA AND PERCENTAGES)

     The following table shows summary unaudited consolidated pro forma financial data of Yellow Corporation. The pro forma financial data reflects the spin-off of SCS as if it had occurred on January 1, 1999 for the Statement of Operations and Other Financial Data, and as if it had occurred on December 31, 2001 for the Balance Sheet Data. The pro forma as adjusted Balance Sheet Data also reflects the receipt and application of the estimated net proceeds from this offering in the manner set forth in "Use of Proceeds." This pro forma financial data excludes the historical unaudited financial results of SCS and includes certain other pro forma adjustments described in the footnotes that, in the opinion of management, are necessary to reflect the results of operations and financial position of Yellow Corporation as if the spin-off had occurred on the dates indicated.

     The summary unaudited consolidated pro forma financial data is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that actually would have occurred if the spin-off had occurred on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of Yellow Corporation and SCS as stand-alone entities. This pro forma financial data should be read together with the audited consolidated financial statements and accompanying notes of Yellow Corporation, which are incorporated by reference in this prospectus.

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1999          2000          2001
                                                         ----------    ----------    ----------
STATEMENT OF OPERATIONS:
Operating revenue......................................  $2,632,337    $2,799,131    $2,505,069
                                                         ----------    ----------    ----------
Operating expenses:
  Salaries, wages and employees' benefits..............   1,698,618     1,767,926     1,638,663
  Operating expenses and supplies(1)...................     383,930       431,809       398,054
  Operating taxes and licenses.........................      79,129        81,259        75,635
  Claims and insurance.................................      58,477        61,535        56,999
  Depreciation and amortization........................      76,904        78,587        76,977
  Purchased transportation.............................     258,891       266,113       215,132
  Unusual items........................................         341       (14,372)        5,415
                                                         ----------    ----------    ----------
Total operating expenses...............................   2,556,290     2,672,857     2,466,875
                                                         ----------    ----------    ----------
Income from operations.................................      76,047       126,274        38,194
                                                         ----------    ----------    ----------
Nonoperating expenses, net(2)..........................       8,694        21,323        19,406
                                                         ----------    ----------    ----------
Income from continuing operations before income
  taxes................................................      67,353       104,951        18,788
                                                         ----------    ----------    ----------
Income tax provision(3)................................      28,760        44,018         7,424
                                                         ----------    ----------    ----------
Income from continuing operations......................  $   38,593    $   60,933    $   11,364
                                                         ==========    ==========    ==========
Basic earnings per share:
Income from continuing operations......................  $     1.54    $     2.47    $     0.47
                                                         ==========    ==========    ==========
Diluted earnings per share:
Income from continuing operations......................  $     1.53    $     2.46    $     0.46
                                                         ==========    ==========    ==========
Average common shares -- basic.........................      25,003        24,649        24,376
Average common shares -- diluted.......................      25,168        24,787        24,679

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1999          2000          2001
                                                         ----------    ----------    ----------
OTHER FINANCIAL DATA:
EBITDA, excluding unusual items(4).....................  $  153,292    $  190,489    $  120,586
Capital expenditures, net(5)...........................      96,169        75,803       101,569
Income from continuing operations before unusual
  items(6).............................................      38,802        52,109        14,689
Diluted earnings per share before unusual items(6).....        1.54          2.10          0.60


                                                                 DECEMBER 31, 2001
                                                              ------------------------
                                                                            PRO FORMA
                                                              PRO FORMA    AS ADJUSTED
                                                              ---------    -----------
BALANCE SHEET DATA:
Cash and marketable securities..............................  $ 19,214      $ 19,214
Total assets................................................   790,666       790,666
Total debt, including off-balance sheet debt(7)(8)..........   231,526       150,098(9)
Total shareholders' equity(8)...............................   262,348       343,776(9)


---------------
(1) Operating expenses and supplies has been increased by $2.8 million in 1999, $4.6 million in 2000 and $3.4 million in 2001. These same amounts represented the management fee income Yellow Corporation received from SCS related to services provided by Yellow Corporation for legal, accounting, auditing, insurance and other costs. While these amounts are representative of costs SCS would incur as a stand-alone entity, the pro forma financial data was calculated assuming that Yellow Corporation costs would not be substantially reduced after the spin-off.

(2) Interest expense has been increased by $1.2 million in 1999, $5.8 million in 2000 and $1.5 million in 2001. The pro forma financial data was calculated assuming that SCS would have $130.0 million of funded debt at the spin-off at an interest rate equal to the Yellow Corporation average outstanding borrowing rate for each year presented. Historically, SCS debt levels have been in excess of $130.0 million. A pro forma adjustment to historical interest expense has been made to reflect this capitalization assumption.

(3) Pro forma adjustments have been tax-effected using a blended marginal federal and state tax rate of 35.8%.

(4) EBITDA is defined as income from operations plus unusual items, depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(5) Capital expenditures include $14.3 million in 2001 for the acquisition of the 35% ownership interest in Meridian that Yellow Corporation did not already own.

(6) Income from continuing operations before unusual items and diluted earnings per share before unusual items are not measurements of financial performance under generally accepted accounting principles and should not be considered as alternatives to income from operations and diluted earnings per share. We have included this data because investors commonly exclude nonrecurring events when evaluating earnings performance.

(7) Off-balance sheet debt consists of borrowings under an asset-backed securitization facility involving accounts receivable of Yellow Transportation. The amount outstanding at December 31, 2001 was $141.5 million.

(8) Includes pro forma adjustment to decrease debt and increase retained earnings by $1.0 million. The pro forma financial data assumes SCS will have $130.0 million of funded debt versus the historical debt balance of $129.0 million at December 31, 2001. A pro forma adjustment has been made to reflect this capitalization.

(9) 2001 pro forma as adjusted total debt is decreased and total shareholders' equity is increased by the equity proceeds received in this offering less underwriting discounts and commissions.

                            SCS TRANSPORTATION, INC.

                  SUMMARY UNAUDITED HISTORICAL FINANCIAL DATA
              (IN THOUSANDS EXCEPT PER SHARE DATA AND PERCENTAGES)

     The following table shows summary unaudited financial data of SCS Transportation, Inc., which includes its wholly owned subsidiaries Saia Motor Freight Line, Inc. and Jevic Transportation, Inc., and has been derived from, and should be read together with, the financial statements and accompanying notes of Yellow Corporation incorporated by reference in this prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                              1999(1)      2000       2001
                                                              --------   --------   --------
STATEMENT OF OPERATIONS:
Operating revenue...........................................  $594,510   $789,009   $771,582
                                                              --------   --------   --------
Operating expenses:
  Salaries, wages and employees' benefits...................   342,972    442,579    435,795
  Operating expenses and supplies...........................   109,298    156,379    141,124
  Operating taxes and licenses..............................    21,473     31,070     31,521
  Claims and insurance......................................    11,750     19,084     20,251
  Depreciation and amortization.............................    33,406     48,296     49,166
  Purchased transportation..................................    46,949     67,733     71,304
  Unusual items.............................................       (16)     2,207      6,678
                                                              --------   --------   --------
Total operating expenses....................................   565,832    767,348    755,839
                                                              --------   --------   --------
Income from operations......................................    28,678     21,661     15,743
                                                              --------   --------   --------
OTHER FINANCIAL DATA:
EBITDA, excluding unusual items(2)..........................  $ 62,068   $ 72,164   $ 71,587
Capital expenditures, net...................................    53,016     59,033     19,615

                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
BALANCE SHEET DATA:
Cash and marketable securities..............................     $  1,480
Total assets(3).............................................      495,111
Total debt..................................................      128,992
Total shareholder's equity(3)...............................      229,649

---------------

(1) On July 9, 1999, Yellow Transportation acquired Jevic Transportation, Inc. The results of operations include the results of operations of Jevic from the date of the acquisition. 1999 capital expenditures, net excludes $164.5 million relating to the Jevic acquisition.

(2) EBITDA is defined as income from operations plus unusual items, depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(3) Includes $75.2 million of Jevic goodwill to be fully impaired in the first quarter of 2002, when we adopt the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                                  RISK FACTORS


     You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Investing in our common stock involves a significant degree of risk.


WE ARE SUBJECT TO GENERAL ECONOMIC FACTORS THAT ARE LARGELY OUT OF OUR CONTROL, ANY OF WHICH COULD HAVE A MATERIALLY ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS.

     Our business is subject to a number of general economic factors that may have a materially adverse effect on the results of our operations, many of which are largely out of our control. These include recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers. Economic conditions may adversely affect our customers' business levels, the amount of transportation services they need and their ability to pay for our services. It is not possible to predict the medium or long-term effects of the September 11, 2001 terrorists attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our reserve for bad-debt losses.

THE TRANSPORTATION INDUSTRY IS AFFECTED BY BUSINESS RISKS THAT ARE LARGELY OUT OF OUR CONTROL, ANY OF WHICH COULD HAVE A MATERIALLY ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS.

     Businesses operating in the transportation industry are affected by risks that are largely out of our control, any of which could have a materially adverse effect on the results of our operations. These factors include weather, excess capacity in the transportation industry, interest rates, fuel taxes, license and registration fees, and insurance premiums and self-insurance levels. Our results of operations may also be affected by seasonal factors. See "Business -- Seasonality." In addition, the business of our subsidiary SCS is also affected by surpluses in the market for used equipment.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO ADEQUATELY ADDRESS POTENTIAL DOWNWARD PRICING PRESSURES AND OTHER FACTORS THAT MAY ADVERSELY AFFECT OUR OPERATIONS AND PROFITABILITY.

     Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

     - we compete with many other transportation service providers of varying sizes, some of which have more equipment and greater capital resources than we do or have other competitive advantages;

     - some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase prices or maintain significant growth in our business;

     - many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved transportation service providers, and in some instances we may not be selected;

     - many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors;

     - the trend towards consolidation in the ground transportation industry may create other large carriers with greater financial resources and other competitive advantages relating to their size;

     - advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments; and

     - competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

IF THE YELLOW TRANSPORTATION RELATIONSHIP WITH ITS EMPLOYEES WERE TO DETERIORATE, IT MAY BE FACED WITH LABOR SHORTAGES OR STOPPAGES, WHICH COULD ADVERSELY AFFECT ITS BUSINESS AND RESULTS OF OPERATIONS.

     Yellow Transportation operations rely heavily on its employees, and any labor stoppage caused by poor relations with its employees and/or the renegotiation of labor contracts could adversely affect its business and results of operations. Approximately 80% of Yellow Transportation employees are organized by the International Brotherhood of Teamsters, or the IBT, and their wages and benefits are governed by a common labor agreement that is renegotiated every three to five years. The current five-year labor agreement will expire on March 31, 2003. It is possible that Yellow Transportation could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could have a materially adverse effect on its operations. Similarly, any failure to negotiate a new labor agreement when required might result in a work stoppage that could have a materially adverse effect on Yellow Transportation operations.

IF OUR PROPOSED SPIN-OFF OF SCS DOES NOT OCCUR, OUR NON-UNIONIZED REGIONAL TRANSPORTATION BUSINESS COULD BECOME SUBJECT TO INCREASED UNIONIZATION EFFORTS; OWNERSHIP OF NON-UNION SUBSIDIARIES COULD AFFECT OUR UNION NEGOTIATIONS.

     The employees of SCS are not unionized. There is a risk that this business may become the subject of increased unionization efforts if our proposed spin-off of SCS does not occur. Furthermore, based on experience with prior labor negotiations, our continued ownership of non-union subsidiaries could create obstacles at the upcoming negotiations with the IBT.

ONGOING INSURANCE AND CLAIMS EXPENSES COULD SIGNIFICANTLY REDUCE OUR EARNINGS.

     Our future insurance and claims expenses might exceed historical levels, which could significantly reduce our earnings. We currently self-insure for a portion of our claims exposure resulting from cargo loss, personal injury, property damage and workers' compensation in amounts ranging from $250,000 to $2.0 million. If the number or severity of claims for which we are self-insured increases, our operating results could be adversely affected. We also maintain insurance with licensed insurance companies above the amounts for which we self-insure. Insurance carriers have recently begun to raise premiums for many transportation companies. This could increase our insurance and claims expense after our current coverage expires in March 2003 or cause us to raise our self-insured retention.

     Recent events may also affect the method by which our insurance obligations are obtained, including the requirement that we post letters of credit instead of surety bonds in support of our insurance obligations. Moreover, these recent events could result in an increase in the amount of collateral required to obtain such policies and/or an increase in our insurance premiums. If any of these events occur, we may not be able to renew our existing insurance coverage on terms acceptable to us, and our earnings could be materially and adversely affected.

     If our proposed spin-off of SCS occurs, future aggregate insurance and claims expenses for the two separate entities are likely to be higher than they would have been for the combined entity. In addition, SCS as a stand-alone entity will not have access to surety bonds, and its capital structure could limit its ability to post letters of credit instead of surety bonds in support of its insurance obligations.

WE HAVE SIGNIFICANT ONGOING CAPITAL REQUIREMENTS THAT COULD AFFECT OUR PROFITABILITY IF WE ARE UNABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS.

     The transportation industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into additional financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

     Our ability to incur additional indebtedness could be adversely affected by any increase in requirements that we post letters of credit in support of our insurance policies. See "-- Ongoing insurance and claims expenses could significantly reduce our earnings." We have a $300.0 million unsecured credit agreement which expires in April 2004. As of December 31, 2001, $85.0 million in borrowings and $90.0 million in letters of credit were outstanding. Available borrowings were $125.0 million. As of December 31, 2001, we also had approximately $85.0 million outstanding in surety bonds serving as collateral for our workers' compensation and third-party liability programs. Lack of availability of surety bonds in the future could result in our having to post additional letters of credit, which would in turn reduce borrowing availability under our credit agreement. If needed, additional indebtedness may not be available on terms acceptable to us.

THE PROPOSED SPIN-OFF OF SCS MAY NOT BE COMPLETED OR, IF COMPLETED, MAY ADVERSELY AFFECT THE ABILITY OF SCS TO ACCESS THE CAPITAL MARKETS.

     We have received authorization from our board of directors to take the steps necessary to effect the spin-off of SCS, our regional transportation business, to our shareholders. The spin-off will be subject to certain conditions and approvals. There can be no assurance that our board of directors will ultimately determine that the proposed spin-off is in the best interests of our shareholders, that the spin-off will be consummated or that we will be able to implement our plan. If the spin-off is consummated, we cannot assure you that a market for the common stock of SCS will be maintained or developed. Additionally, if the spin-off is consummated, we cannot assure you that SCS will be able to readily access the capital markets, if necessary, to finance its operations.

THERE CAN BE NO ASSURANCE THAT OUR PROPOSED SPIN-OFF OF SCS WILL BE WITHOUT TAX LIABILITY TO US AND OUR SHAREHOLDERS.

     Our proposed spin-off of SCS to our shareholders will be subject to a number of conditions, including the receipt of either a ruling from the Internal Revenue Service or an opinion from our outside accountants that provides assurances satisfactory to us that the spin-off qualifies for federal income tax purposes as a tax-free transaction for us and our shareholders. We presently intend to submit a ruling request to the IRS prior to the completion of the spin-off. There can be no assurance that a favorable ruling from the IRS will be obtained on a timely basis or at all. If the spin-off is accomplished in reliance on the opinion of our outside accountants, it is possible that the IRS would not agree with the opinion.

WE OPERATE IN A HIGHLY REGULATED INDUSTRY, AND COSTS OF COMPLIANCE WITH, OR LIABILITY FOR VIOLATION OF, EXISTING OR FUTURE REGULATIONS COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS.

     The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and financial reporting. We may also become subject to new or more restrictive regulations imposed by the Department of Transportation, the Occupational Safety and Health Administration or other authorities relating to engine exhaust emissions, drivers' hours in service, security and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our costs. See "Business -- Regulation."

     The Environmental Protection Agency has issued regulations that require progressive reductions in exhaust emissions from diesel engines through 2007. These reductions begin with diesel engines manufactured late in 2002. The regulations currently include subsequent reductions in the sulfur content of diesel fuel in 2006 and the introduction of emissions after-treatment devices on newly manufactured engines in 2007. These regulations could result in higher prices for tractors and increased fuel and maintenance costs.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL LAWS AND REGULATIONS, AND COSTS OF COMPLIANCE WITH, OR LIABILITIES FOR VIOLATIONS OF, EXISTING OR FUTURE REGULATIONS COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS.

     Our operations are subject to environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination may have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

WHILE MERIDIAN IQ IS ENGAGED IN NON-ASSET-BASED OPERATIONS WHICH INVOLVE EXISTING CUSTOMER BASES AND SERVICE OFFERINGS, THE TECHNOLOGY-BASED TRANSPORTATION SOLUTIONS AND MANAGEMENT OFFERING IS UNPROVEN.

     A significant portion of Meridian IQ revenue is represented by consolidation of our existing non-asset-based businesses for which we have existing revenues and customer acceptance. The newest offering, technology-based transportation management services, represents the Meridian IQ strategy to provide technology and management services that are not now adequately covered by other non-asset-based transportation providers on a contractual basis. There can be no assurance that customers will accept these new services or that Meridian IQ will not face increased competition if it is successful.

THERE IS UNCERTAINTY CONCERNING OUR CONTINUED USE OF ARTHUR ANDERSEN LLP AS OUR OUTSIDE AUDITORS.

     Arthur Andersen LLP is our outside auditor, and we are satisfied with how Arthur Andersen has performed its obligations to Yellow. Due to the recent indictment of Arthur Andersen, there exists significant uncertainty concerning our continued use of Arthur Andersen as our auditors. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent, certified public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. Our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make the required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services for us. In such a case, our Audit Committee, which has been monitoring the situation, would promptly select and we would seek to engage, new independent, certified public accounts or take such other actions as may be necessary to enable us to maintain timely financial reporting.

OUR STOCK PRICE MAY BE VOLATILE IN THE FUTURE, WHICH COULD CAUSE YOU TO LOSE A SIGNIFICANT PORTION OF YOUR INVESTMENT.

     The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry, sales of common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains these types of statements, which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

     Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "predict," "believe" and similar words or expressions are intended to identify forward-looking statements. We use such forward-looking statements regarding our future financial condition and results of operations and our business operations directly in this prospectus and in the documents filed with the SEC that are incorporated by reference in this prospectus. All forward-looking statements reflect our management's present expectation of future events and are subject to a number of important factors, risks, uncertainties and assumptions, including industry and economic conditions, that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed under "Risk Factors," as well as any cautionary language in this prospectus and our filings with the SEC, provide examples of these risks and uncertainties.

     You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We have no obligation, and expressly disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We intend to use the net proceeds that we receive from this offering to repay borrowings outstanding under our unsecured revolving credit facility and use this increased capacity to implement our growth strategies. Periodically, we consider acquisitions, but at this time we have no contracts, commitments or understandings for any acquisition. Borrowings under our revolving credit facility bear interest at a floating rate of 125 basis points over LIBOR and the facility has a maturity of April 2004.

                                DIVIDEND POLICY

     We do not pay cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, and other factors that the board of directors deems relevant.

                                 CAPITALIZATION
                             (DOLLARS IN THOUSANDS)

     The following table sets forth our capitalization as of December 31, 2001:

     - on a historical basis;


     - on a historical as adjusted basis after giving effect to our receipt and application of the estimated net proceeds from this offering in the manner set forth in "Use of Proceeds" from our sale of 3,400,000 shares of our common stock from treasury in this offering at the public offering price of $25.50 per share; and


     - on a pro forma as adjusted basis after giving effect to the spin-off of SCS and after giving effect to our receipt and application of the estimated net proceeds from this offering as described above.

     You should read this table in conjunction with our consolidated financial statements and the accompanying notes, as well as the other financial information included elsewhere in this prospectus or incorporated by reference in this prospectus.


                                                                        HISTORICAL      PRO FORMA
                                                          HISTORICAL    AS ADJUSTED    AS ADJUSTED
                                                          ----------    -----------    -----------
Cash and marketable securities..........................  $  20,694      $ 20,694       $ 19,214
                                                          =========      ========       ========
Current maturities of long-term debt....................  $   6,281      $  6,281       $     41
Long-term debt..........................................    213,745       132,317          8,557
                                                          ---------      --------       --------
     Total balance sheet debt...........................    220,026       138,598          8,598
Off-balance sheet debt..................................    141,500       141,500        141,500
                                                          ---------      --------       --------
     Total debt, including off-balance sheet debt.......    361,526       280,098        150,098
                                                          ---------      --------       --------
Shareholders' equity:
  Common stock, $1.00 par value; 120,000,000 shares
     authorized; 31,028,108 shares (actual and as
     adjusted) issued...................................     31,028        31,028         31,028
  Capital surplus.......................................     41,689        60,795         60,795
  Retained earnings.....................................    537,496       537,496        308,524
  Accumulated other comprehensive income................     (6,252)       (6,252)        (5,921)
  Treasury stock, at cost 6,162,571 actual shares,
     2,762,571 as adjusted..............................   (112,972)      (50,650)       (50,650)
                                                          ---------      --------       --------
     Total shareholders' equity.........................    490,989       572,417        343,776
                                                          ---------      --------       --------
          Total capitalization, including off-balance
            sheet debt..................................  $ 852,515      $852,515       $493,874
                                                          =========      ========       ========
Total debt to total capitalization, including
  off-balance sheet debt................................       42.4%         32.9%          30.4%

                                    BUSINESS

GENERAL

     We are a leading provider of global transportation services. We provide national, regional and international less-than-truckload, or LTL, truckload and non-asset-based transportation services. Through our three principal operating units and captive technology company, we make global commerce work by connecting people, places and information. Our primary focus is the movement of goods and materials for business customers. In addition, we have broadened our focus to include transportation management and logistics consulting services.

     Our largest operating unit, Yellow Transportation, Inc., is a primarily LTL transportation services company offering a full range of asset-based services for the movement of industrial, commercial, and retail goods and materials. The Yellow Transportation mission is to be the leading provider of guaranteed, time-definite, defect-free, hassle-free transportation services for business customers worldwide. Yellow Transportation addresses the increasingly complex transportation needs of its customers through service offerings such as:

     - Exact Express(R) -- a premium expedited and time-definite air and ground service with an industry-leading 100% satisfaction guarantee;

     - Definite Delivery(R) -- a guaranteed on-time service with constant shipment monitoring and proactive notification;

     - Standard Ground(R) -- a ground service with complete coverage of North America;

     - Standard Ground Regional Advantage(R) -- a high-speed service for shipments moving between 500 and 1,500 miles;

     - Yellow Global(R) -- a branded international freight forwarding and customs brokerage service covering 88 countries; and

     - MyYellow.com(R) -- a leading edge e-commerce web site offering secure and customized online resources to manage transportation activity.

     Our second operating unit, SCS Transportation, Inc., provides regional overnight and second-day transportation services, as well as a variety of other transportation and supply chain solutions through its two subsidiaries, Saia Motor Freight Line, Inc. and Jevic Transportation, Inc. SCS provides LTL and selected truckload services to a broad range of industries.

     Our newest operating unit, Meridian IQ, LLC is a non-asset-based company using web-based technology to provide customers a single source for their logistics planning, global shipment management and execution needs. Meridian IQ provides domestic and international forwarding, multi-modal brokerage services and transportation solutions management. We have concentrated all of our non-asset-based services under one management team in Meridian IQ in order to bring focus to this fast-growing business.

     Meridian IQ and Yellow Transportation have complementary service offerings which create the ability to not only add value for the customer but also generate revenue for each other. Meridian IQ has the advantage of being a non-asset-based transportation service business with direct access to and support from the experience, resources and North American network of Yellow Transportation. We believe that the Meridian IQ business model addresses the changing needs of the transportation market by building upon the technology and operational expertise of the Yellow companies.

     Yellow Technologies, Inc., our captive corporate resource, provides innovative information solutions and technology services. From MyYellow.com(R), an advanced customer-focused web site, to sophisticated systems that support our complex operations, Yellow Technologies provides value-added technology to our customers and us. The expertise of Yellow Technologies continues to receive recognition from independent sources, as evidenced by our inclusion in the CIO Magazine Top 100 technology companies for the third consecutive year, and by being named the top transportation services provider in the InformationWeek 500.

RECENT DEVELOPMENTS

     We have received authorization from our board of directors to take the steps necessary to effect the spin-off of SCS to our shareholders. It is our belief that, with the anticipated improvement in the economy, the timing is right to spin-off the regional businesses from our other operations so that both entities can pursue independent growth strategies that will increase shareholder value. The spin-off will be subject to a number of conditions and approvals, including a determination by our board of directors that the spin-off is in the best interest of our shareholders. The spin-off of SCS would be accomplished by distributing to our shareholders all of the stock of SCS. Over the coming months, our management and their advisors intend to undertake the various tasks that are necessary to prepare for the spin-off, including applying for a ruling from the IRS that the spin-off will be tax-free to us and to our shareholders. If we determine that we will be unable to receive such a ruling from the IRS on a timely basis, we could still proceed with the spin-off if we receive an acceptable opinion from our outside accountants with respect to the tax-free treatment of the spin-off. See "Risk Factors."

INDUSTRY

     In 2001, the trucking industry accounted for 87.3% of total domestic freight revenue, or $610 billion, and 67.4% of domestic freight volume. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability, shipment integrity and speed than other surface transportation options.

     The trucking industry consists of three segments, including private fleets and two "for-hire" carrier groups. The private carrier segment consists of fleets owned and operated by shippers who move their own goods. The two "for-hire" groups are based on the typical shipment sizes handled by transportation service companies: truckload refers to providers transporting shipments greater than 10,000 pounds and LTL refers to providers transporting shipments less than 10,000 pounds.

     Yellow Transportation and SCS are both primarily LTL carriers. The LTL segment accounted for approximately $63 billion of revenue in 2001, or 10.3% of total trucking revenue. According to the American Trucking Association, LTL volume is expected to grow at a 2.7% compound annual growth rate through 2007, increasing to 3.2% annually from 2008 through 2013.

     LTL transportation providers consolidate numerous orders generally ranging from 100 to 10,000 pounds from businesses in different locations. Orders are consolidated at individual locations within a certain radius from service centers. As a result, LTL carriers require expansive networks of pickup and delivery operations around local service centers and, with respect to national carriers, shipments are moved between origin and destination through a series of regional distribution centers. Depending on the distance shipped, the LTL segment is typically classified into three sub-groups:

     - Regional -- Average distance is typically less than 500 miles with a focus on one- and two-day markets. Regional transportation companies can move shipments directly to their respective destination centers, which increases service reliability and avoids costs associated with intermediate handling.

     - Interregional -- Average distance is usually between 500 and 1,000 miles with a focus on serving two- and three-day markets. There is a blurring of lines between regional and national providers, as each sees the interregional segment as a growth opportunity, and there are no providers who focus exclusively on this sector.

     - National -- Average distance is typically in excess of 1,000 miles with focus on service in two- to five-day markets. National providers rely on interim shipment handling through hub and spoke networks, which require numerous satellite service centers, multiple distribution centers, and a relay network. To gain service and cost advantages, they often ship directly between service centers, minimizing intermediate handling.

     LTL providers moving shipments over longer distances often transfer freight among vehicles at regional distribution centers to redirect shipments destined for the same location. Significant capital is required of LTL transportation service providers to maintain a network of distribution and service centers and revenue equipment. The substantial infrastructure spending needed for LTL carriers makes it difficult for new start-up or small operations to effectively compete with established companies. As a result, the LTL segment tends to be concentrated, with a few national companies and several regional companies.

     We also participate in the logistics market through Meridian IQ. Non-asset-based service providers such as logistics companies arrange for and expedite the movement of goods and materials through the supply chain. The typical logistics provider neither owns nor operates the physical assets necessary to move goods and materials, eliminating the significant capital requirements normally experienced by a typical transportation company. This lower asset requirement allows the non-asset-based firms to generate substantially better returns and reduce variable costs in economic downturns. According to Cass Information Systems, Inc. and Armstrong & Associates, the contract logistics market totaled $56.4 billion in gross revenues in 2000.

GROWTH STRATEGY

     We are committed to growth in revenues, profitability and cash flow, all with the objective of maximizing return on invested capital. Our strategy remains the expansion of our transportation services through both internal growth and selected acquisitions that meet our investment criteria. The primary components of our growth strategy are to:

     Broaden Our Portfolio of Asset-Based Transportation Services -- Since 1997, our Yellow Transportation asset-based service portfolio has expanded to include guaranteed, expedited air and ground, time definite and global transportation service options. We have also developed specialized services for the handling of chemical and exhibition shipments. This expanded portfolio has created growth by adding new customers and enabling further penetration within our existing customer base with higher margin, value added services. SCS intends to continue to build on the success of its current portfolio of transportation services, including the growth of a guaranteed, time definite service offering and other customized services. We intend to execute this strategy by building upon our existing operational expertise and technology strengths.

     Expand Our Customer Base and Geographic Reach -- Significant growth opportunities exist through geographic expansion, particularly in our regional business. SCS will focus on expanding its service area to North American regions where it does not presently operate, as well as increasing lane density in its current operating regions through an increased marketing effort to customers that it does not presently serve. Yellow Transportation will focus its broad national sales effort to both acquire new customers and increase penetration of the existing customer base, as well as use its technology-based asset utilization system to increase density in areas it currently serves. In addition, Meridian IQ will focus on expanding its customer base both domestically and internationally.

     Increase Our Focus on Non-Asset-Based Services -- As transportation management becomes increasingly sophisticated, customers are seeking tailored solutions that can be quickly implemented. We are well positioned to capitalize on this trend by leveraging our existing asset-based business capabilities and customer relationships. We will provide tailored non-asset-based insourcing and outsourcing solutions in a shorter timeframe than current industry standards through Meridian IQ. Yellow Technologies will continue to invest in proprietary technology, enabling us to grow while at the same time increasing asset utilization and profitability.

YELLOW TRANSPORTATION, INC.

     Yellow Transportation, founded in 1924, is among the nation's largest transportation companies providing primarily LTL national, regional and international transportation services for industrial, commercial retail and government markets. Yellow Transportation serves over 700,000 customer locations throughout North America and no one customer accounts for more than 6% of Yellow Transportation business. Operating from 366 strategically located facilities, service is provided throughout North America, including within Puerto Rico and Hawaii. The Yellow Transportation network is driven by proprietary technology developed and supported by Yellow Technologies. Approximately 20,000 Yellow Transportation employees are dedicated to operating the system that supports 230,000 shipments in transit at any time. An operations research and engineering team is responsible for the routing, sequencing and timing of nearly 60 million miles per month. Shipments range from 100 to 40,000 pounds, with an average shipment size of 1,200 pounds traveling an average distance of more than 1,200 miles. Yellow Transportation has over 700 employees with sales responsibilities.


     As of December 31, 2001, Yellow Transportation owned or leased the following equipment:


                                                              OWNED     LEASED
                                                              ------    ------
Highway tractors............................................   2,681     492
Local tractors..............................................   4,804      --
Trailers....................................................  33,287      60

     Yellow Transportation provides a portfolio of transportation services that addresses the varied time-definite, expedited, specialized, and geographic shipping needs of its customers.

     Yellow Standard Ground(R) service and Standard Ground Regional Advantage(R) service provide reliable and timely ground transportation. On-time service performance improved to a high of more than 94% in 2001.

     Additionally, Yellow Transportation offers two guaranteed services: Exact Express(R) and Definite Delivery(R). Exact Express(R) is an expedited, time-definite air and ground service backed by an industry-leading 100% customer satisfaction guarantee and proactive notification in the event of an inability to fulfill the specified delivery commitment. Shipment delivery can be arranged same day, next day, or any day, including at the exact time of day specified by the customer. This service offering has grown very rapidly, largely due to the 100% customer satisfaction guarantee and the on-time service performance achieved through the expedited network and air transportation operations. Definite Delivery(R) service provides a 100% on-time guarantee, backed with constant shipment monitoring and proactive notification. Like Exact Express(R), Definite Delivery(R) commands a price premium to standard services through its service commitment and performance.

     MyYellow.com(R) now has more than 65,000 registrants who utilize the Yellow Transportation e-commerce capabilities developed by Yellow Technologies. MyYellow.com(R) enables secure and customized on-line resources to manage transportation activity over the Internet. Yellow Transportation also serves the growing exhibition industry with expedited, guaranteed air and ground services. As a partner with the American Chemistry Council Responsible Care Program, Yellow Transportation provides expert and safe handling of chemical shipments. In addition, the Yellow Transportation portfolio of services includes transportation solutions for selective truckload shipments and other specialized transportation needs.

     All Yellow Transportation services are enhanced by centralized 24-hour per day, 365-day per year customer service centers, which provide full customer support and eliminate the need for contact with local facilities, resulting in the streamlined flow of information.

     Approximately 80% of Yellow Transportation employees are organized by the IBT, and wages and benefits are governed by a common labor agreement that is renegotiated every three to five years. The current five-year labor agreement expires March 31, 2003.

SCS TRANSPORTATION, INC.

     SCS offers a full line of standard and specialized ground transportation services through its principal operating subsidiaries Saia and Jevic. SCS employees are not represented by a collective bargaining unit and management believes that relations with its employees are good.

     Saia Motor Freight Line, Inc. -- Founded in 1924, Saia is a leading regional LTL carrier that serves the South, Southwest, Pacific Northwest and the West. Saia specializes in offering its customers a range of premium overnight and second-day LTL services, with time-definite and expedited options. Within these service options, Saia provides its customers with the flexibility to handle shipments between 100 and 10,000 pounds.

     Saia customers can choose from a wide variety of service options including one- and two-day regional LTL shipping, guaranteed/expedited delivery, selective truckload shipping, consolidation/distribution services and specialized or customized services. As of December 31, 2001, Saia owned 2,341 tractors and 7,748 trailers.

     Saia has invested more than $14.0 million since 1998 in technology to enhance its ability to monitor and manage service operations and profitability. As a result of the improved data capabilities, Saia has introduced its trademarked Customer Service Indicators(R) program, allowing customers to monitor service performance. Customers can access the information via the Internet to help manage their shipments.

     Saia operates a network comprised of 110 facilities. The average Saia shipment weighs approximately 1,300 pounds and travels an average distance of approximately 480 miles. In March 2001, Saia successfully integrated its WestEx and Action Express affiliates into its operations and expanded its geographic reach to 21 states. Saia has approximately 5,100 employees.

     Jevic Transportation, Inc. -- Founded in 1981, Jevic is a specialized LTL ground transportation services provider that also offers selective truckload services throughout the continental United States and Canada. Jevic specializes in offering its customers standard and customized regional transportation solutions based on its non-traditional Breakbulk-Free(R) operating model, often eliminating the need to rehandle freight at interim and destination terminals. In 2001, average shipment weights were approximately 4,700 pounds, and the average shipment distance was approximately 725 miles. As of December 31, 2001, Jevic owned 1,300 tractors and 2,727 trailers and operated nine facilities. Jevic has approximately 2,400 employees.

     The Jevic approach offers customers a broad line of LTL and truckload services that can accommodate a wider range of shipment sizes and trip lengths than traditional regional carriers. Jevic develops integrated solutions for customers designed to lower their overall supply chain costs, which can include direct-to-customer deliveries, multi-shipper order consolidation for their inbound supplies, and express and time-definite deliveries. Approximately half of the Jevic trailers are heated and service customers with temperature-sensitive requirements. Jevic is a partner with the American Chemical Council Responsible Care Program and derives over 40% of its revenue from the chemical and chemical-related sectors.

     The technology employed by Jevic is crucial to its unique Breakbulk-Free(R) LTL operating model. Jevic uses the Qualcomm OmniTRACS satellite-based communications system, facilitating the load planning and capacity management processes critical to its operating structure. To leverage this information, Jevic has developed a proprietary suite of programs called PreSys(R) (predictive systems) that allow early warning of potential problems and corrective action to minimize service failures.

MERIDIAN IQ, LLC

     Meridian IQ is a global transportation services and technology company. Meridian IQ is designed to deliver a wide range of transportation solutions, providing organizations with improved return-on-investment results through flexible, fast and easy-to-implement transportation services and technology management solutions. By combining the current non-asset-based businesses of Yellow Transportation under one umbrella, Meridian IQ has an immediate revenue stream and 8,500 customers.

     Meridian IQ offers the following services:

     - International Forwarding and Customs Brokerage -- arranging for the administration, transportation and delivery of goods to over 78 countries;

     - Multi-modal Brokerage Services -- providing companies with daily shipment needs access to volume capacity and specialized equipment at competitive rates;

     - Domestic Forwarding and Expedited Services -- arranging guaranteed, time definite transportation for companies within North America requiring time-sensitive delivery options and guaranteed reliability; and

     - Transportation Solutions and Technology Management -- web-based Transportation Management Systems enabling customers to centrally manage their transportation network with increased efficiency and visibility. When combined with network consulting and operations management, any organization, regardless of size, can outsource transportation functions partially or even entirely with Meridian IQ.

     Meridian IQ and Yellow Transportation create complementary service offerings with the ability for each to generate revenue for the other. Through its strong relationships, Yellow Transportation has introduced its customers to Meridian IQ for value added transportation technology and management services. This gives Meridian IQ immediate market credibility from established relationships, and a large pool of existing Yellow Transportation customers to target. In addition, Meridian IQ will bring Yellow Transportation new customers.

     Meridian IQ has approximately 220 total employees, including a sales force of over 40 employees. Additionally, the 700 members of the Yellow Transportation sales force assist Meridian IQ in developing sales leads.

YELLOW TECHNOLOGIES, INC.

     Yellow Technologies was established for the purpose of creating competitive advantages for Yellow businesses by delivering innovative information solutions and technology services. Yellow Technologies has approximately 325 total employees. In addition to delivering and supporting highly integrated applications and solutions, Yellow Technologies provides value-added technology to our customers and us. The expertise of Yellow Technologies continues to receive recognition from independent sources, as evidenced by inclusion as a CIO Magazine Top 100 technology company for the third consecutive year and by being named the top transportation services provider in the InformationWeek 500.

REGULATION

     The trucking industry is subject to regulatory and legislative changes that can have a materially adverse effect on our operations.

     Historically, the Interstate Commerce Commission and various state agencies regulated trucking companies' operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters. In 1995, federal legislation was passed that preempted state regulation of prices, rates, and services of motor carriers and eliminated the Interstate Commerce Commission. Several Interstate Commerce Commission functions were transferred to the Department of Transportation, but a lack of regulations implementing such transfers currently prevents us from assessing the full impact of this action.

     Interstate motor carrier operations are subject to safety requirements prescribed by the Department of Transportation. Matters such as weight and dimensions of equipment are also subject to federal and state regulation. In 1988, the Department of Transportation began requiring national commercial drivers' licenses for interstate truck drivers.

     Our motor carrier operations are also subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters. We have established programs to comply with all applicable environmental regulations. As part of our safety and risk management program, we periodically perform internal environmental reviews to achieve environmental compliance and avoid environmental risk. If we fail to comply with the applicable regulations, then we could be subject to substantial fines or penalties and to civil and criminal liability.

     Our operations involve certain inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. We have instituted programs to monitor and control environmental risks and ensure compliance with applicable environmental laws. Operations conducted in industrial areas, where truck terminals are normally located, and where groundwater or other forms of environmental contamination may have occurred, potentially expose us to claims that we contributed to the environmental contamination. We believe that we are currently in compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations.

SEASONALITY

     Our revenues are subject to seasonal variations. Customers tend to reduce shipments after the winter holiday season, and operating expenses tend to be higher in the winter months primarily due to colder weather, which causes higher fuel consumption from increased idle time. Generally, the first quarter is the weakest while the third is the strongest.

                                   MANAGEMENT

     The following table sets forth information with respect to the executive officers of each of Yellow, Yellow Transportation, Yellow Technologies, SCS and Meridian IQ.

                                     YELLOW

NAME                                        AGE                     POSITION
----                                        ---    ------------------------------------------
William D. Zollars........................  54     Chairman of the Board of Directors,
                                                   President and Chief Executive Officer
Donald G. Barger, Jr......................  59     Senior Vice President and Chief Financial
                                                   Officer
William F. Martin, Jr.....................  54     Senior Vice President, Legal and Corporate
                                                   Secretary
Gregory A. Reid...........................  49     Senior Vice President and Chief Marketing
                                                   Officer
Stephen L. Bruffett.......................  38     Vice President and Treasurer

     WILLIAM D. ZOLLARS Prior to being named Chairman, President and Chief Executive Officer of Yellow Corporation in November 1999, Mr. Zollars had been President of Yellow Transportation since 1996. He was Senior Vice President of Ryder Integrated Logistics from 1994 to 1996. He is a member of the board of Butler Manufacturing Company and Prologis Trust.

     DONALD G. BARGER, JR. Mr. Barger has been Senior Vice President and Chief Financial Officer of Yellow Corporation since November 2000. He was Vice President and Chief Financial Officer of Hillenbrand Industries from 1998 to November 2000, and Vice President and Chief Financial Officer of Worthington Industries from 1993 to 1998. He is a member of the boards of Gardner, Denver Inc. and Quanex Corporation.

     WILLIAM F. MARTIN, JR. Mr. Martin has been Senior Vice President, Legal and Corporate Secretary of Yellow Corporation since December 1993, and held other positions at Yellow Corporation or its subsidiaries prior to that time.

     GREGORY A. REID Mr. Reid was named Senior Vice President and Chief Marketing Officer of Yellow Corporation in December 2001, having served as Senior Vice President and Chief Communications Officer since November 2000. He was Senior Vice President of Sales and Marketing for Yellow Transportation from March 1997 to November 2000. Prior to that he was Vice President and General Manager for Ryder Integrated Logistics' Western Division.

     STEPHEN L. BRUFFETT Mr. Bruffett was named Vice President and Treasurer of Yellow Corporation in July 2000. He was Director, Strategic Analysis of Yellow Transportation from June 1998 to July 2000. Prior to that, he had been Director of Finance for American Freightways since 1992.

                             YELLOW TRANSPORTATION

NAME                                        AGE                     POSITION
----                                        ---    ------------------------------------------
James L. Welch............................  47     President and Chief Executive Officer
Michael J. Smid...........................  46     Executive Vice President and Chief
                                                   Administrative Officer
Steven E. Defenbaugh......................  53     Senior Vice President, Sales and Marketing
Carl K. Scarborough, Jr...................  64     Senior Vice President, Labor Relations
Donald E. Emery...........................  52     Senior Vice President, Human Resources

     JAMES L. WELCH Mr. Welch has been President and Chief Executive Officer of Yellow Transportation since June 2000. He was Vice President, Central Business Group of Yellow Transportation from March 1998 to May 2000, and served as Vice President, Operations Systems and Network Support of Yellow Transportation from January 1997 to March 1998.

     MICHAEL J. SMID Mr. Smid has been Executive Vice President and Chief Administrative Officer of Yellow Transportation since June 2000. He was Senior Vice President, Operations Support of Yellow Transportation from March 1998 to May 2000 and Vice President, Central Business Group of Yellow Transportation from January 1997 to March 1998.

     STEVEN E. DEFENBAUGH Mr. Defenbaugh has been Senior Vice President, Sales and Marketing of Yellow Transportation since November 2000. He was Vice President, Southeast Business Group of Yellow Transportation from January 1997 to November 2000.

     CARL K. SCARBOROUGH, JR. Mr. Scarborough has been Senior Vice President, Labor Relations of Yellow Transportation since January 1997. He was Senior Vice President, Human Resources of Yellow Transportation from April 1995 to January 1997.

     DONALD E. EMERY Mr. Emery has been Senior Vice President, Human Resources of Yellow Transportation since December 1999. He was Senior Director and Director, Labor Relations of Yellow Transportation from August 1993 to December 1999.

                              YELLOW TECHNOLOGIES

NAME                                        AGE                     POSITION
----                                        ---    ------------------------------------------
Lynn M. Caddell...........................  49     President

     LYNN M. CADDELL Mrs. Caddell has been President of Yellow Technologies since November 1999. She joined Yellow Technologies in July 1997 as Vice President, Systems Development. She was Senior Director, Systems Development at America West from 1990 to 1997.

                                      SCS

NAME                                        AGE                     POSITION
----                                        ---    ------------------------------------------
Herbert A. Trucksess, III.................  52     President and Chief Executive Officer
Richard D. O'Dell.........................  40     President and Chief Executive Officer Saia
                                                   Motor Freight Line, Inc.
Paul J. Karvois...........................  47     President and Chief Executive Officer
                                                   Jevic Transportation, Inc.
James J. Bellinghausen....................  40     Vice President of Finance

     HERBERT A. TRUCKSESS, III Mr. Trucksess was named President and Chief Executive Officer of the Yellow Regional Transportation Group (now SCS Transportation, Inc.) in February 2000. Mr. Trucksess had been Senior Vice President and Chief Financial Officer of Yellow Corporation since June 1994.

     RICHARD D. O'DELL Mr. O'Dell was named President and Chief Executive Officer of Saia Motor Freight Line in November 1999. Mr. O'Dell joined Saia in 1997 as Vice President of Finance and Administration. From 1995 until assuming his position with Saia, Mr. O'Dell was Vice President of Finance and Administration of WestEx, a Yellow Corporation subsidiary.

     PAUL J. KARVOIS Mr. Karvois was named President and Chief Executive Officer of Jevic Transportation in December 1999, having served as chief operating officer since March 1997. Mr. Karvois joined Jevic in January 1992 as Director of Insurance and later in 1992 was appointed Director of Risk Management. Mr. Karvois was promoted to Senior Vice President of Marketing and Sales in December 1993.

     JAMES J. BELLINGHAUSEN Mr. Bellinghausen was appointed Vice President of Finance for the Yellow Regional Transportation Group (now SCS Transportation, Inc.) in April 2000. Mr. Bellinghausen joined Yellow Corporation in August 1998 as Director of Corporate Accounting. Prior to joining Yellow Corporation, Mr. Bellinghausen had 14 years of experience in public accounting.

                                  MERIDIAN IQ

NAME                                        AGE                     POSITION
----                                        ---    ------------------------------------------
James D. Ritchie..........................  41     President and Chief Executive Officer
Valerie A. Bonebrake......................  49     Executive Vice President and Chief
                                                   Operating Officer, Solutions Management

     JAMES D. RITCHIE Mr. Ritchie has been President and Chief Executive Officer of Meridian IQ (formerly Transportation.com, LLC) since May 2000. Prior to joining Transportation.com, Mr. Ritchie was Vice President and General Manager for Ryder Integrated Logistics, a position he held from 1996 to February 2000.

     VALERIE A. BONEBRAKE Mrs. Bonebrake has been Executive Vice President and Chief Operating Officer, Solutions Management since January 2002. Prior to joining Meridian IQ, Mrs. Bonebrake had been Senior Vice President of New Services at Yellow Transportation since February 2000. She was Vice President and General Manager for Ryder Integrated Logistics from 1997 to February 2000.

                          DESCRIPTION OF CAPITAL STOCK

     This summary of the material features and rights of our capital stock does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our certificate of incorporation and by-laws. See "Where You Can Find More Information."

COMMON STOCK


     Our certificate of incorporation authorizes the issuance of up to 120,000,000 common shares, par value $1.00 per share. As of March 31, 2002, there were 31,143,858 common shares issued, which included 24,981,287 outstanding and 6,162,571 treasury shares. Holders of our common shares are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common shares are entitled to vote. Subject to the preferences applicable to any outstanding preferred stock, the holders of common shares are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. In the event of liquidation, holders of common shares will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such preferences applicable to any outstanding preferred stock. The holders of our common shares have no pre-emptive, subscription or conversion rights. All issued and outstanding shares of common stock are validly issued, fully paid and nonassessable.


PREFERRED STOCK


     Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2002, no shares of preferred stock were issued and outstanding. Our board of directors has the authority, without action by our shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common shares. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company without further action by our shareholders and may adversely affect the market price, and the voting and other rights, of the holders of our common shares. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common shares, including the loss of voting rights to others.


DELAWARE ANTI-TAKEOVER LAW

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

     - the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

     - upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding voting stock owned (a) by directors who are also officers and (b) by employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

     - the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

     The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     Under the Delaware General Corporation Law, the term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

     In addition, our certificate of incorporation provides that certain "business combinations" require an affirmative vote of holders of at least 80% of the voting power of the then outstanding capital stock entitled to vote generally in the election of directors.

     Our certificate of incorporation also contains restrictions on such business combinations by requiring the approval of a majority of continuing directors, as well as by requiring that certain fair price provisions be satisfied. Continuing directors are directors (a) serving as directors prior to June 1, 1983, (b) serving as directors before the substantial stockholder acquired 10% of the then outstanding voting shares or (c) designated as continuing directors by a majority of the then continuing directors prior to the directors' election. Fair price provisions in our certificate of incorporation mandate that the amount of cash and the fair market value of other consideration to be received per share by holders of common stock not fall below certain ratios.

     The term "business combination" is defined in our certificate of incorporation generally to include any merger or consolidation of our company or any subsidiary with or into any substantial stockholder or any other corporation, whether or not itself a substantial stockholder which, after such merger or consolidation, would be an affiliate of a substantial stockholder, transactions with a substantial stockholder involving assets or stock of our company or any majority-owned subsidiary with an aggregate fair market value of $5,000,000 or more, and transactions which increase a substantial stockholder's percentage ownership of our capital stock. A "substantial stockholder" is defined generally as any person who is or becomes the beneficial owner not less than 10% of the voting shares, together with any affiliate of such stockholder. An "affiliate" has the meaning set forth in the rules under the Securities Exchange Act of 1934, as amended.

     Our certificate of incorporation also provides that shareholders may act only at an annual or special meeting of shareholders and not by written consent. Our bylaws provide that special meetings of the shareholders can be called only by the Chairman of the Board, the Chief Executive Officer or a majority of our board of directors. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of the stockholders and would be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the appraisal of a merger, would have to wait for the next duly called stockholders meeting.

                                  UNDERWRITING


     Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are acting as joint book-running managers for the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated April 10, 2002 we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are acting as representatives, the following numbers of shares of common stock:



                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................  1,591,200
Deutsche Bank Securities Inc................................  1,468,800
Fahnestock & Co. Inc. ......................................     68,000
First Union Securities, Inc. ...............................     68,000
Invemed Associates LLC......................................     68,000
Prudential Securities Incorporated..........................     68,000
Sanders Morris Harris.......................................     68,000
                                                              ---------
  Total.....................................................  3,400,000
                                                              =========


     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 510,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.


     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.803 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.


     The following table summarizes the compensation and estimated expenses we will pay:


                                             PER SHARE
                                       ---------------------                TOTAL
                                        WITHOUT      WITH      -------------------------------
                                         OVER-       OVER-        WITHOUT            WITH
                                       ALLOTMENT   ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                       ---------   ---------   --------------   --------------
Underwriting discounts and
  commissions paid by us.............   $1.339      $1.339     $   4,552,600    $   5,235,490
Expenses payable by us...............   $ 0.21      $ 0.18     $     720,000    $     720,000



     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.


     Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus.


     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     We have applied to list the shares of common stock on The Nasdaq National Market.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering, or selling group members, if any, who may participate in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

     Some of the underwriters or their affiliates have provided investment advisory services to us in the past and may do so in the future. They receive customary fees and commissions for these services.
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                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.
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RELATIONSHIP WITH AFFILIATES OF CERTAIN UNDERWRITERS


     We are in compliance with the terms of the indebtedness owed by us to affiliates of Deutsche Bank Securities Inc. The decision of Deutsche Bank Securities Inc. to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Deutsche Bank Securities Inc. will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov.

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus, however, does not include all of the information contained in the registration statement. For further information about us and the securities offered by this prospectus, you should review the registration statement and the information incorporated by reference therein. You can obtain a copy of the registration statement free of charge from the SEC's web site or from the SEC's Public Reference Room at the address listed above.

     The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     We have filed the following documents with the SEC and they are incorporated by reference into this prospectus:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2001;
       and

     - Current Reports on Form 8-K, including exhibits, filed with the SEC on January 29, 2002 and February 25, 2002.

     Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part hereof from the date of the filing of our reports and documents. Upon request, we will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to Yellow Corporation, 10990 Roe Avenue, P.O. Box 7563, Overland Park, Kansas 66207, Attention: Stephen L. Bruffett, telephone number (913) 696-6100.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw, Chicago, Illinois.

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                                    EXPERTS

     The audited consolidated financial statements and schedules incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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